

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 19, 2023

Yi (Tiffany) Liu
Associate
Robinson & Cole LLP
666 Third Avenue, 20th Floor
New York, NY 10017

> **Re: Shift Technologies, Inc.**
> **Schedule 13D filed by Maruthi J.D. Venkata**
> **Filed April 26, 2023**
> **File No. 005-90966**

Dear Yi (Tiffany) Liu:

We have reviewed the above-captioned filing, and have the following comment.

Please respond to this letter by amending the filing or by providing the requested information. If a belief exists that our comment does not apply to the facts and circumstances or that an amendment is inappropriate, please advise us why in a response letter.

After reviewing any amendment to the filing and any information provided in response to this comment, we may have additional comments.

Schedule 13D filed on April 26, 2023

General

1. We note the date of the event reported as requiring the filing of the Schedule 13D was March 14, 2023. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within 10 days after the acquisition of more than five percent of a class of equity securities specified in Rule 13d-1(i). Based on the March 14, 2023 event date, the April 26, 2023 filing was not timely filed. Please advise us why the Schedule 13D was not filed within the required 10 days after the acquisition.

We remind you that the filing person is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Michael Killoy at (202) 551-7576 or Nicholas Panos (202) 551-3266.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions